DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

RECD S.E.C.
MAR 3 2006
1086

February 28, 2006

Harold E. Schwartz
Group Counsel
General Counsel's Office
American Express Company
200 Vesey Street, 49th Floor
New York, NY 10285

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/28/2006

Re: American Express Company
Incoming letter dated December 23, 2005

Dear Mr. Schwartz:

This is in response to your letters dated December 23, 2005 and February 1, 2006 concerning the shareholder proposal submitted to American Express by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated January 19, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals. [redacted]

06026821

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
MAR 14 2006
THOMSON
FINANCIAL

Enclosures

cc: Charles J. Jurgonis
Plan Secretary
AFSCME
1625 L Street N.W.
Washington, DC 20036

4962

RECEIVED

2005 DEC 28 PM 2:45

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

American Express Company
General Counsel's Office
200 Vesey Street
49th Floor
New York, New York 10285

December 23, 2005

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: American Express Company
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by
American Federation of State, County and Municipal Employees

Ladies and Gentlemen:

This letter is to inform you that, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, American Express Company, a New York corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (together, the "Proxy Materials") the proposal and supporting statement (collectively, the "Proposal") submitted by the Employees Pension Plan of the American Federation of State, County and Municipal Employees (the "Proponent") to the Company by facsimile and letter on November 15, 2005. A copy of the Proposal, supporting statement and accompanying cover letter, dated November 14, 2005 (the "Letter"), is attached hereto as Exhibit A.

The Proposal seeks to have the Company's Board of Directors amend the Company's bylaws to require the Company to "provide procedures for the reimbursement of the reasonable expenses" incurred in successful short-slate efforts. The Proposal defines success as the election of at least one member of the short slate. Further, the Proposal would require the Company to provide procedures for proportional reimbursement for contests in which no short slate candidates were elected if the most successful short slate candidate received at least 30% of the vote received by the elected director with the lowest number of "for" votes. The Company respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if the Company omits the Proposal from the Proxy Materials.

Pursuant to Rule 14a-8(j), enclosed herewith are five (5) additional copies of this letter and its exhibits. Also in accordance with Rule 14a-8(j), we are mailing on this date a copy of this letter and its exhibits to the Proponent, informing it of the Company's intention to exclude the Proposal from the 2006 Proxy Materials.

ANALYSIS

I. The Proposal is Excludable under Rule 14a-8(i)(8) Because It Relates to the Election of Directors

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareholders who meet specified eligibility requirements and comply with the procedures governing the submission of their proposals. The rule provides, however, that a number of matters are outside the scope of the rule and therefore proposals relating to these matters need not be included in the company's proxy materials even if the shareholder satisfies the eligibility and procedural requirements of the rule. One type of proposal that a company may exclude from its proxy materials, as set forth in Rule 14a-8(i)(8), is any proposal that "relates to an election for membership on the company's board of directors or analogous governing body." The Commission has stated that the principal purpose of this rule "is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules, including [then existing] Rule 14a-11, are applicable." Release No. 34-12598 (July 7, 1976).

The Staff has consistently granted no-action letter requests for the exclusion of shareholder proposals that seek to mount election contests or establish procedures that would make election contests more likely. In American International Group, Inc. (February 14, 2005) and Sears, Roebuck and Co. (February 28, 2003), the Staff granted a no-action letter request to exclude from each registrant's proxy materials a proposal that would have forced the registrant to amend its bylaws to require management to include the name, along with certain disclosures and statements, of any person nominated by a shareholder with holdings of 3% or more of the registrant's stock. The Staff based its decision in Sears on the ground "that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors." See Citigroup Inc. (April 14, 2003); Eastman Kodak Co. (February 28, 2003); and AOL Time Warner (February 28, 2003) (all permitting exclusion of a proposal to amend the bylaws to require that the company include the name, along with certain disclosures and statements, of any person nominated for election to the board by a shareholder who beneficially owns 3% or more of the company's outstanding stock). See also Storage Technology Corporation (March 22, 2002); General Motors Corporation (March 22, 2001) (both permitting exclusion of shareholder proposals requiring the registrant to publish the name of all nominees for director in its proxy statement).

Similarly, the Proposal, if adopted, would establish a procedure relating to the election of directors that would make it more likely that there would be contested elections of directors, and is therefore contrary to Rule 14a-8(i)(8). The Proposal's clear intent is to foster contested elections by providing shareholders with increased opportunities to receive reimbursement for the expenses, including legal, advertising, solicitation, printing and mailing costs, associated with director election campaigns. The Supporting Statement acknowledges that the current unavailability of reimbursement for director election campaign expenses contributes to the scarcity of short-slate contests. Although a group of shareholders might currently be unwilling to bear the campaign costs associated with nominating directors, the Proposal, if adopted, would provide these shareholders with significantly more incentive to nominate directors, resulting in contested elections. Further, the Proposal would be costly to all shareholders, requiring them to bear the costs resulting from the decision of a minority of shareholders to nominate a director. Accordingly, the Company believes that the Proposal may properly be excluded from the 2006 Proxy Materials because it seeks to establish a procedure that would make it more likely that there would be contested elections of directors in violation of Rule 14a-8(i)(8).

II. The Proposal is Excludable Under Rule 14a-8(i)(3) Because It Is Contrary to the Commission's Proxy Rules, Including Rule 14a-7, Which Requires Security Holders to Bear the Mailing Costs Associated with Security Holder Proxy Solicitations

Rule 14a-8(i)(3) provides that a company may exclude a shareholder's proposal if "the proposal or its supporting statement is contrary to any of the Commission's proxy rules." The Company may properly exclude the Proposal under Rule 14a-8(i)(3) because it violates Rule 14a-7, which requires shareholders to bear the costs associated with mailing security holder proxy solicitations. Rule 14a-7 provides that a security holder seeking to mail proxy materials to other security holders may request that the company either provide a list of security holders or, at the company's option, mail the security holder's proxy materials but at the security holder's expense. If the company elects to provide the security holder with a list of security holders, the security holder mails the materials and obviously bears the associated costs. When the company chooses to mail the security holder's proxy materials, however, Rule 14a-7(a)(2)(i) states, in relevant part: "The registrant shall mail the security holder material with reasonable promptness after tender of the material to be mailed, envelopes or other containers therefor, postage or payment for postage and other reasonable expenses of effecting such mailing." The Commission recognized that a company might reasonably choose not to make a mailing list available to a soliciting security holder and thus determined to permit it to mail the material for the soliciting security holder. However, in giving the company that choice, the Commission also recognized that it was only fair that the soliciting security holder bear the cost of the mailing. Because the Proposal, if adopted, would require the Company to reimburse security holders these mailing costs, the Proposal upsets the careful balance that the Commission established and is therefore contrary to the proxy rules.

More generally, the Staff has consistently permitted the exclusion of proposals that are contrary to the Commission's proxy rules, and we respectfully request that the Staff maintain its stance with respect to the Proposal. In both Exxon Mobil Corporation (March 7, 2001) and Johnson & Johnson (January 9, 2001), the Staff allowed the registrants to omit from their proxy materials proposals from shareholders who were not going to either attend the shareholders' meeting or send a representative to present the proposal. The Staff concluded that the statement of this intention was, in effect, an anticipatory violation of Rule 14a-8(h)(1), which requires a proponent or his representative to appear and present the proposal. The Staff noted that although the typical sanction for failure to attend and present a proposal was the exclusion of subsequent proposals pursuant to Rule 14a-8(h)(3), the intended conduct would be a violation of Rule 14a-8(h)(1) because the proponent had indicated that neither he nor his representative would attend the meeting to present the proposal. See also AT&T Corporation (December 29, 1994) (permitting exclusion under Rule 14a-8(c)(3) [predecessor of current Rule 14a-8(i)(3)] as contrary to the Commission's proxy Rule 14a-8(a)(2) [predecessor of current Rule 14a-8(h)(1)]). Like each of these situations, the Proposal is contrary to the Commission's proxy rules because it requires the Company, rather than the insurgent, to bear the mailing costs associated with shareholder proxy solicitations. Accordingly, we request that the Staff concur in our view that the Proposal may be excluded.

III. The Proposal is Excludable under Rule 14a-8(i)(7) Because It Deals with Matters Relating to the Company's Ordinary Business Operations

The Proposal relates to a matter of ordinary business operations and, under Rule 14a-8(i)(7), such a proposal may be omitted from the Company's proxy materials. The Commission has stated that the policy underlying the ordinary business exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Hearing on Commission Enforcement Problems before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Session part 1, at 119 (1957), reprinted in part in Release 34-19135, n.47 (October 14, 1982). In its release adopting revisions to Rule 14a-8, the Commission reaffirmed this position stating: "The general policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). This general policy rests on two primary considerations: (i) that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight;" and (ii) the "degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998).

The Proposal requests that the Company amend its bylaws to "provide procedures for the reimbursement of the reasonable expenses" incurred in successful short-slate efforts. Such a proposal infringes upon management's ability to oversee the Company's financial expenditures. A company's determinations regarding how it spends its money are at the heart of the company's ordinary business operations. Further, directors have fiduciary obligations to make financial expenditures in the best interests of shareholders and the company. The Proposal, if adopted, would usurp management's discretion as to the allocation of corporate resources by requiring reimbursement of expenses to opposition candidates for the board of directors. Therefore, the Company believes that the Proposal infringes on the Company's ordinary business operations and may properly be excluded under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, the Company hereby respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

Please do not hesitate to contact me (telephone – (212) 640-1444; fax – (212) 640-0360; e-mail – harold.e.schwartz@aexp.com) if I can be of any further assistance to you with regard to this matter.

Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-addressed, stamped envelope.

Very truly yours,

Harold E. Schwartz
Group Counsel

Attachment

cc: Mr. Charles Jurgonis
American Federation of State, County
And Municipal Employees – Employees
Pension Plan
1625 L Street, N.W.
Washington, D.C. 20036

Stephen P. Norman, Esq.
Richard M. Starr, Esq.
Darla M. Stuckey, Esq.
Keith F. Higgins, Esq.

EXHIBIT A

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036

EMPLOYEES PENSION PLAN

November 14, 2005

<u>VIA Overnight Mail and Telecopier (212) 619-9130</u>
American Express Company
200 Vesey Street
New York, NY 10285
Attention: Stephen P. Norman, Corporate Governance Officer
and Corporate Secretary

Dear Mr. Norman:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2005 proxy statement of American Express (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2006 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of shares of voting common stock (the "Shares") of the Company in excess of $2,000, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held. A copy of our proof of ownership will be forthcoming within seven days.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,

Gerald W. McEntee

GERALD W. McENTEE
Chairman

Enclosure

RECEIVED
NOV 15 2005
S.P. NORMAN

RESOLVED, that shareholders of American Express Company ("American Exress") urge the board of directors (the "Board") to amend the bylaws to provide procedures for the reimbursement of the reasonable expenses, including but not limited to legal, advertising, solicitation, printing and mailing costs (collectively, "Expenses"), incurred by a shareholder or group of shareholders (in each case, a "Nominator") in a contested election of directors, provided that:

(a) the election of fewer than 50% of the directors to be elected is contested;

(b) the amount of the reimbursement shall not exceed the amount determined by the following formula: (i) if any candidate nominated by the Nominator is elected to the Board, 100% of the Nominator's Expenses shall be reimbursed; (ii) if no such candidate is elected, the Reimbursable Percentage shall be determined by (A) dividing the highest number of votes received by an unelected candidate nominated by the Nominator by the lowest number of votes received by an elected candidate, and (B) multiplying the Reimbursable Percentage by the Expenses; provided, however, that if the Reimbursable Percentage is less than 30%, no Expenses shall be reimbursed.

(c) the bylaw shall not apply if shareholders are permitted to cumulate their votes for directors; and

(d) the bylaw shall apply only to contested elections commenced after the bylaw's adoption.

SUPPORTING STATEMENT

In our opinion, the power of shareholders to elect directors is the most important mechanism for ensuring that corporations are managed in shareholders' interests. Some corporate law scholars posit that this power is supposed to act as a safety valve that justifies giving the board substantial discretion to manage the corporation's business and affairs.

The safety valve is ineffective, however, unless there is a meaningful threat of director replacement. We do not believe such a threat currently exists at most U.S. public companies, including American Express. Harvard Law School professor Lucian Bebchuk has estimated that there were only about 80 contested elections at U.S. public companies from 1996 through 2002 that did not seek to change control of the corporation.

The unavailability of reimbursement for director election campaign expenses for so-called "short slates"—slates of director candidates that would not comprise a majority of the board, if elected—contributes to the scarcity of such contests. (Because the board approves payment of such expenses, as a practical matter they are reimbursed only when a majority of directors have been elected in a contest.) This proposal would provide reimbursement for reasonable expenses incurred in successful short slate efforts--but not contests aimed at ousting a majority or more of the board—with success defined as the election of at least one member of the short slate. The proposal would also provide proportional reimbursement for contests in which no short slate candidates were elected, but only if the most successful short slate candidate received at least 30% of the vote received by the elected director with the lowest number of "for" votes.

We urge shareholders to vote for this proposal.

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

January 19, 2006

VIA HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; no-action request by American Express Company

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Rule"), the AFSCME Employees Pension Plan (the "Plan") submitted to American Express Company ("American Express" or the "Company") a shareholder proposal (the "Proposal") urging the board of directors to amend the Company's bylaws to provide procedures for the reimbursement of reasonable expenses—including legal, advertising, solicitation, printing and mailing costs (collectively, the "Expenses")--incurred by a shareholder or group of shareholders in connection with the nomination of one or more persons for election to American Express's board. The Proposal suggests that reimbursement be conditioned on obtaining a threshold level of shareholder support, and that the percentage of Expenses reimbursed vary depending on the extent of such support.

In a letter to the Commission dated December 23, 2005, American Express stated that it intends to omit the Proposal from its proxy materials being prepared for the 2006 annual meeting of shareholders. American Express argues that it is entitled to exclude the Proposal in reliance on (i) Rule 14a-8(i)(8), as relating to the election of directors; (ii) Rule 14a-8(i)(3), on the ground that the Proposal violates Rule 14a-7; and (iii) Rule 14a-8(i)(7), as dealing with the Company's ordinary business operations. As discussed more fully below, American Express has not met its burden of showing it is entitled to rely on any of the three exclusions to omit the Proposal.

Election of Directors

Rule 14a-8(i)(8) (the "Election Exclusion") allows omission of a proposal if it "relates to an election for membership on the company's board of directors or analogous governing body." The Election Exclusion does not elaborate on the meaning of "relates to." A literal reading of the Election Exclusion as allowing omission of any proposal with a connection to director elections is not consistent with the Staff's determinations over the past several decades, which have declined to allow exclusion of proposals dealing with board declassification, cumulative voting, director qualifications (including independence and stock ownership requirements), director term limits, mandatory director retirement ages, and the nomination of two candidates for each open board seat. All of these proposals bear a substantial relationship to director elections.

As American Express points out, the Staff has permitted registrants to exclude proposals seeking the establishment of a shareholder right of access to the company proxy statement for the purpose of nominating directors, on the basis that such proposals "would establish a procedure that may result in contested elections of directors." American Express argues that the Proposal is also excludable on this basis.

The Plan has argued both to the Staff and Commission, as well as in litigation against American International Group, that this "contested elections" gloss on the Election Exclusion has no basis in the exclusion's text or history. The Plan believes that the most sensible interpretation of the Election Exclusion is that it prohibits shareholders from using the Rule to nominate particular candidates or remove an incumbent director from the board, but does not allow exclusion of generic proposals that establish general ground rules for elections.

It is not necessary, however, to debate the contested elections gloss here, because the Proposal differs so much from the shareholder proxy access proposals to which that reasoning has been applied. Specifically, the Proposal would not give shareholders access to American Express' proxy statement; rather, it would leave completely intact the current system for mounting director election contests, which requires a nominating shareholder to file its own proxy materials with the Commission, distribute those materials to shareholders and collect and tabulate votes on a separate proxy card bearing the names of the dissident nominees. For that reason, the Proposal does not implicate the same concerns over the applicability of the Commission's other proxy rules--especially Rule 14a-12, which governs contested solicitations—that may have led the Staff to permit exclusion of the shareholder proxy access proposals.

The Proposal only addresses the availability of reimbursement for director election contests after they have been conducted in accordance with the Commission's rules for contested solicitations. Although contested elections may be more likely if reimbursement is possible, the Proposal itself does not facilitate a contest or establish a mechanism through which one can be carried out. Many of the proposals the Staff has deemed not to be excludable under the Election Exclusion could be viewed as tipping the balance in the direction of more director contests, especially proposals seeking the establishment of cumulative voting, which significantly enhances the power of minority shareholders in director elections. That indirect effect, however, is not sufficient to warrant exclusion.

Rule 14a-7

Rule 14a-8(i)(3) permits a registrant to exclude a proposal if it violates any of the Commission's other proxy rules. American Express contends that the Proposal can be omitted because it would violate Rule 14a-7. Rule 14a-7 requires a registrant, upon the request of any security holder, to (1) provide the security holder with a list of holders of the registrant's securities or (2) mail the security holder's soliciting material to other security holder's at the soliciting security holder's expense. The registrant has the power to decide between these two options.

Rule 14a-7 is not the exclusive mechanism for soliciting shareholders to learn the identities of their fellow shareholders and distribute soliciting material to them. Indeed, because Rule 14a-7 gives the company the option of mailing soliciting material without giving the soliciting shareholder the contact information needed to follow up by mail or phone, it is not often used by soliciting shareholders. See Randall Thomas, "Improving Shareholder Monitoring and Corporate Management by Expanding Statutory Access to Information," 38 Arizona L. R. 331, 361 (1996). Instead, shareholders turn to state inspection statutes, such as section 220 of the Delaware General Corporation Law, that give shareholders the right to demand a shareholder list.

The Commission has recognized that state inspection statutes supplement, and in many cases supplant, Rule 14a-7. In Exchange Act Release No. 29315, which proposed changes to Rule 14a-7, among other rules, the Commission stated, "Since the choice of whether to produce a list or mail under current Rule 14a-7 resides exclusively with the registrant, those securityholders who wish to employ the list to conduct a personal solicitation normally must pursue in the courts any state statutory or common-law rights thereto."

It is thus clear that the Commission does not intend for Rule 14a-7 to serve as the sole means by which shareholders can distribute soliciting material. Accordingly, the fact that Rule 14a-7 imposes the cost of such distribution on the soliciting shareholder does not preclude companies from adopting a different cost allocation—such as the one urged in the Proposal--if they believe it would be beneficial.

Ordinary Business

Finally, American Express contends that the Proposal may be omitted in reliance on Rule 14a-8(i)(7), which permits exclusion of proposals that relate to a registrant's ordinary business operations. American Express urges that the Proposal, by suggesting a process for reimbursing certain proxy contest expenses, "infringes upon management's ability to oversee the Company's financial expenditures" and "usurp[s] management's discretion as to the allocation of corporate resources."

As an initial matter, it is worth noting that a wide variety of shareholder proposals, from those advocating board declassification to those asking for corporate responsibility reporting, could increase costs to companies and would specify how corporate resources would be allocated. But this is not the criterion used by the Commission in analyzing excludability on ordinary business grounds. Instead, the Staff looks to whether a proposal (i) deals with tasks that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; or (ii) "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

Both of the analyses set forth in the 1998 Release favor inclusion of the Proposal. It is beyond dispute that proxy contests are not part of the day-to-day management of any company, even the most troubled. Absent a special meeting or action by written consent in lieu of a meeting, the most frequently director elections occur is once a year. Contested elections could be expected to take place even less often.

Moreover, reimbursement of proxy contest expenses is not the kind of complex business subject on which shareholders are unable to make an informed judgment. Unlike other matters which the Staff has deemed ordinary business, such as appropriate safety technologies, see WPS Resources Corp. (available Feb. 16, 2001), non-senior-executive employee benefits, see United Technologies Corporation (available Feb. 20, 2001), the selection of markets for the company's products or services, see Allstate Corp. (available Feb. 19, 2002) and customer relations, see Wal-Mart Stores Inc. (available Mar. 27, 2001), the standard for reimbursing expenses is a corporate governance ground rule of the type shareholders customarily approve. Indeed, companies sometimes ask shareholders to approve proxy contest reimbursements in order to insulate those reimbursements from subsequent legal challenge. It is thus illogical to believe that shareholders would be unable to make an informed judgment on the Proposal.

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Charles Jurgonis
Plan Secretary

cc: Harold E. Schwartz
Group Counsel, American Express Company
Fax (212) 640-0360

AMERICAN EXPRESS

American Express Company
General Counsel's Office
200 Vesey Street
49th Floor
New York, New York 10285

February 1, 2006

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: American Express Company
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal Submitted by
American Federation of State, County and Municipal Employees

Ladies and Gentlemen:

American Express Company (the "Company") is submitting this letter (together with five additional copies) in response to the letter, dated January 19, 2006, submitted to the Office of Chief Counsel by Mr. Charles Jurgonis, Plan Secretary of the AFSCME Employees Pension Plan (the "Proponent"). (For your convenience, a copy of Mr. Jurgonis's letter is attached hereto.) Mr. Jurgonis's letter was written in response to the undersigned's letter, dated December 23, 2006, to the Office of Chief Counsel pursuant to which the Company has requested the concurrence of the Staff of the Division of Corporation Finance that it will not recommend enforcement action if the Company omits the Proponent's proposal (which was attached to the undersigned's December 23rd letter) from the Company's proxy materials for its 2006 Annual Meeting of Shareholders.

Rule 14a-8(i)(8): Proposal Excludable Because It Relates to Election of Directors

The Proponent's argument under Rule 14a-8(i)(8) (the "Election Exclusion") attempts to obfuscate the issue by focusing incorrectly on the Commission's recent proposal that would have given shareholders access to the company's proxy statement. That debate, though an important one, is beside the point because although providing shareholders access to a company's proxy statement is one way to increase the likelihood of contested elections, it is certainly not the sole way. By the proponent's own admission, "contested elections may be more likely if reimbursement is possible...." This result is in direct conflict with the Commission's view that security holder proposals are excludable if such proposals "would establish a procedure that may result in contested elections of directors."

Rule 14a-8(i)(3): Proposal Excludable Because It is Contrary to Commission' Proxy Rules, Including Rule 14a-7

The Proponent's reading of Rule 14a-8(i)(3) as it applies to Rule 14a-7 is too narrow. The issue is not a question, as the Proponent states, of "the means by which shareholders can distribute soliciting material." The central issue is whether requiring a company to pay the costs of a contested election, including distribution costs, is contrary to the proxy rules. Pursuant to Rule 14a-7, the opposition candidate is required to bear its own costs of solicitation. The Proponent's proposal would require the Company to pay those expenses, and thus it is contrary to the Commission's proxy rules.

Rule 14a-8(i)(7): Proposal Excludable Because It Deals with Matters Relating to Ordinary Business Operations

Finally, the Proponent claims that "companies sometimes ask shareholders to approve proxy contest reimbursements...." Asking shareholders to approve a particular action in a specific instance is a far cry from writing a blank check to be drawn upon by an unsuccessful director candidate. The Proponent's proposal would not establish a procedure to ask shareholders to approve proxy contest expenses. Rather, it would automatically disburse corporate assets to unsuccessful candidates for the board. All shareholders, the majority of which may have voted against a candidate, would be forced to pay the solicitation expenses of the unsuccessful candidate.

Please do not hesitate to contact me (telephone – (212) 640-1444; fax – (212) 640-0360; e-mail – harold.e.schwartz@aexp.com) if I can be of any further assistance to you with regard to this matter.

Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-addressed, stamped envelope.

Very truly yours,

Harold E. Schwartz
Group Counsel

Attachment

cc: Mr. Charles Jurgonis
American Federation of State, County
And Municipal Employees – Employees
Pension Plan
1625 L Street, N.W.
Washington, D.C. 20036

Stephen P. Norman, Esq.
Richard M. Starr, Esq.
Darla C. Stuckey, Esq.
Keith F. Higgins, Esq.

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

Pension Committee
GERALD W. McENTEE
WILLIAM LUCY
EDWARD J. KELLER
KATHY J. SACKMAN
HENRY C. SCHEFF

January 19, 2006

VIA HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; no-action request by American Express Company

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Rule"), the AFSCME Employees Pension Plan (the "Plan") submitted to American Express Company ("American Express" or the "Company") a shareholder proposal (the "Proposal") urging the board of directors to amend the Company's bylaws to provide procedures for the reimbursement of reasonable expenses—including legal, advertising, solicitation, printing and mailing costs (collectively, the "Expenses")--incurred by a shareholder or group of shareholders in connection with the nomination of one or more persons for election to American Express's board. The Proposal suggests that reimbursement be conditioned on obtaining a threshold level of shareholder support, and that the percentage of Expenses reimbursed vary depending on the extent of such support.

In a letter to the Commission dated December 23, 2005, American Express stated that it intends to omit the Proposal from its proxy materials being prepared for the 2006 annual meeting of shareholders. American Express argues that it is entitled to exclude the Proposal in reliance on (i) Rule 14a-8(i)(8), as relating to the election of directors; (ii) Rule 14a-8(i)(3), on the ground that the Proposal violates Rule 14a-7; and (iii) Rule 14a-8(i)(7), as dealing with the Company's ordinary business operations. As discussed more fully below, American Express has not met its burden of showing it is entitled to rely on any of the three exclusions to omit the Proposal.

Election of Directors

Rule 14a-8(i)(8) (the "Election Exclusion") allows omission of a proposal if it "relates to an election for membership on the company's board of directors or analogous governing body." The Election Exclusion does not elaborate on the meaning of "relates to." A literal reading of the Election Exclusion as allowing omission of any proposal with a connection to director elections is not consistent with the Staff's determinations over the past several decades, which have declined to allow exclusion of proposals dealing with board declassification, cumulative voting, director qualifications (including independence and stock ownership requirements), director term limits, mandatory director retirement ages, and the nomination of two candidates for each open board seat. All of these proposals bear a substantial relationship to director elections.

As American Express points out, the Staff has permitted registrants to exclude proposals seeking the establishment of a shareholder right of access to the company proxy statement for the purpose of nominating directors, on the basis that such proposals "would establish a procedure that may result in contested elections of directors." American Express argues that the Proposal is also excludable on this basis.

The Plan has argued both to the Staff and Commission, as well as in litigation against American International Group, that this "contested elections" gloss on the Election Exclusion has no basis in the exclusion's text or history. The Plan believes that the most sensible interpretation of the Election Exclusion is that it prohibits shareholders from using the Rule to nominate particular candidates or remove an incumbent director from the board, but does not allow exclusion of generic proposals that establish general ground rules for elections.

It is not necessary, however, to debate the contested elections gloss here, because the Proposal differs so much from the shareholder proxy access proposals to which that reasoning has been applied. Specifically, the Proposal would not give shareholders access to American Express' proxy statement; rather, it would leave completely intact the current system for mounting director election contests, which requires a nominating shareholder to file its own proxy materials with the Commission, distribute those materials to shareholders and collect and tabulate votes on a separate proxy card bearing the names of the dissident nominees. For that reason, the Proposal does not implicate the same concerns over the applicability of the Commission's other proxy rules--especially Rule 14a-12, which governs contested solicitations—that may have led the Staff to permit exclusion of the shareholder proxy access proposals.

The Proposal only addresses the availability of reimbursement for director election contests after they have been conducted in accordance with the Commission's rules for contested solicitations. Although contested elections may be more likely if reimbursement is possible, the Proposal itself does not facilitate a contest or establish a mechanism through which one can be carried out. Many of the proposals the Staff has deemed not to be excludable under the Election Exclusion could be viewed as tipping the balance in the direction of more director contests, especially proposals seeking the establishment of cumulative voting, which significantly enhances the power of minority shareholders in director elections. That indirect effect, however, is not sufficient to warrant exclusion.

Rule 14a-7

Rule 14a-8(i)(3) permits a registrant to exclude a proposal if it violates any of the Commission's other proxy rules. American Express contends that the Proposal can be omitted because it would violate Rule 14a-7. Rule 14a-7 requires a registrant, upon the request of any security holder, to (1) provide the security holder with a list of holders of the registrant's securities or (2) mail the security holder's soliciting material to other security holder's at the soliciting security holder's expense. The registrant has the power to decide between these two options.

Rule 14a-7 is not the exclusive mechanism for soliciting shareholders to learn the identities of their fellow shareholders and distribute soliciting material to them. Indeed, because Rule 14a-7 gives the company the option of mailing soliciting material without giving the soliciting shareholder the contact information needed to follow up by mail or phone, it is not often used by soliciting shareholders. See Randall Thomas, "Improving Shareholder Monitoring and Corporate Management by Expanding Statutory Access to Information," 38 Arizona L. R. 331, 361 (1996). Instead, shareholders turn to state inspection statutes, such as section 220 of the Delaware General Corporation Law, that give shareholders the right to demand a shareholder list.

The Commission has recognized that state inspection statutes supplement, and in many cases supplant, Rule 14a-7. In Exchange Act Release No. 29315, which proposed changes to Rule 14a-7, among other rules, the Commission stated, "Since the choice of whether to produce a list or mail under current Rule 14a-7 resides exclusively with the registrant, those securityholders who wish to employ the list to conduct a personal solicitation normally must pursue in the courts any state statutory or common-law rights thereto."

It is thus clear that the Commission does not intend for Rule 14a-7 to serve as the sole means by which shareholders can distribute soliciting material. Accordingly, the fact that Rule 14a-7 imposes the cost of such distribution on the soliciting shareholder does not preclude companies from adopting a different cost allocation—such as the one urged in the Proposal--if they believe it would be beneficial.

Ordinary Business

Finally, American Express contends that the Proposal may be omitted in reliance on Rule 14a-8(i)(7), which permits exclusion of proposals that relate to a registrant's ordinary business operations. American Express urges that the Proposal, by suggesting a process for reimbursing certain proxy contest expenses, "infringes upon management's ability to oversee the Company's financial expenditures" and "usurp[s] management's discretion as to the allocation of corporate resources."

As an initial matter, it is worth noting that a wide variety of shareholder proposals, from those advocating board declassification to those asking for corporate responsibility reporting, could increase costs to companies and would specify how corporate resources would be allocated. But this is not the criterion used by the Commission in analyzing excludability on ordinary business grounds. Instead, the Staff looks to whether a proposal (i) deals with tasks that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; or (ii) "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

Both of the analyses set forth in the 1998 Release favor inclusion of the Proposal. It is beyond dispute that proxy contests are not part of the day-to-day management of any company, even the most troubled. Absent a special meeting or action by written consent in lieu of a meeting, the most frequently director elections occur is once a year. Contested elections could be expected to take place even less often.

Moreover, reimbursement of proxy contest expenses is not the kind of complex business subject on which shareholders are unable to make an informed judgment. Unlike other matters which the Staff has deemed ordinary business, such as appropriate safety technologies, see WPS Resources Corp. (available Feb. 16, 2001), non-senior-executive employee benefits, see United Technologies Corporation (available Feb. 20, 2001), the selection of markets for the company's products or services, see Allstate Corp. (available Feb. 19, 2002) and customer relations, see Wal-Mart Stores Inc. (available Mar. 27, 2001), the standard for reimbursing expenses is a corporate governance ground rule of the type shareholders customarily approve. Indeed, companies sometimes ask shareholders to approve proxy contest reimbursements in order to insulate those reimbursements from subsequent legal challenge. It is thus illogical to believe that shareholders would be unable to make an informed judgment on the Proposal.

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Charles Jurgonis
Plan Secretary

cc: Harold E. Schwartz
Group Counsel, American Express Company
Fax (212) 640-0360

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated December 23, 2005

The proposal urges the board to amend the bylaws to provide procedures for reimbursement of reasonable expenses incurred by a shareholder or group of shareholders in a contested election of directors in specified circumstances.

We are unable to concur in your view that American Express may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that American Express may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

We are unable to concur in your view that American Express may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe American Express may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that American Express may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that American Express may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Ted Yu
Special Counsel